Mail Stop 3-8

      							 June 20, 2005




By Facsimile and U.S. Mail

Mr. Dwayne A. Moyers
Chief Executive Officer
Xponential, Inc.
6400 Atlantic Boulevard
Suite 190
Norcross, GA 30071

      Re:    Form 10-KSB for the Year Ended
      	June 30, 2004
      	Filed September 28, 2004
                File No.  1-13919
Dear Mr. Moyers:

	We have reviewed your response dated June 3, 2005 to our
comment
letter dated March 30, 2005 and have the following additional
comments.   Please understand that the purpose of our review is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 22

1. We note your response to comment 4 in our letter dated March
30,
2005. We view your use of cash to be similar to other businesses; to invest in your operations, pay your obligations and provide a return to your investors. Cash flows from making and collecting pawn loans are integral to your lending activities and viewed as an investing activity in accordance with paragraph 15 of SFAS No. 95. Further, registrants in the pawn loan industry have historically classified cash inflows and outflows as investing activities. Please revise your statement of cash flows to present cash flows for pawn loans made, pawn loans repaid and inventory acquired from loan forfeitures as investing activities in your statement of cash flows.

2. We note your response to comments 5 and 6 in our letter dated March 30, 2005. The reclassifying activity between defaulted pawn loans and acquired inventory is a non-cash activity and should be removed from your operating cash flows as well as presented in related disclosures. Please tell us in your response if the effects of non-cash reclassifications are removed from your statement of cash flows or tell us the amounts of non-cash activity included in each of the three years ended December 31, 2004, 2003 and 2002. If the amounts are material to the consolidated financial statements in this filing you should amend your Form 10-K accordingly.

If you believe non-cash activities do not materially affect your consolidated financial statements, please provide an analysis for each of the three years illustrating the cash flow statement as reported, adjustments removing the non-cash activity and the revised cash flow statement to demonstrate the error does not qualitatively or quantitatively misstate, either separately or in the aggregate, your operating, investing and financing cash flow activities as of December 31, 2004, 2003 and 2002.

Investments, page 37

3. We note your response to comment 11 in our letter dated March
30,
2005.  We refer you to paragraph 19 and not 22 of SFAS No. 115.

	Please send us your response to our comments within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comment, please direct them to Brian V. McAllister at (202) 551-3341 or, in his absence to the undersigned at (202) 551-3841 if you have any questions regarding our comment on the financial statements.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Dwayne A. Moyers
Xponential, Inc.
June 20, 2005
Page 1